NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of our reply to the letter of the Philippine	6
	Stock Exchange dated February 1, 2013, which we also filed with the Philippine Securities and Exchange Commission.

Exhibit 1

February 1, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We refer to your letter dated February 1, 2013 requesting for clarification and/or confirmation of the following news articles:

1.	“PLDT allots P30 B for capex this year” posted in the philSTAR.com on February 1, 2013. The article reported in part that:

“MANILA, Philippines – Dominant carrier Philippine Long Distance Telephone Co. (PLDT) is spending around P30 billion for its capital expenditures this year to sustain the gains of its P67.1 billion network expansion and modernization program.

PLDT chairman Manuel V. Pangilinan told reporters that this year’s budget would be lower than last year as the company’s capital expenditures begin to “normalize” after the completion of the two-year network expansion and modernization program. The PLDT Group spent P38 billion for its capital expenditures last year.

. . . .

“We will announce during the results, it will start to be lower this year because we are almost finished with the network build up and upgrade. It may be lower than the previous years,” he added.

He said the budget for capital expenditures this year would be used to expand the company’s fiber optic cable backbone nationwide as well as the coverage of its 4G (4th generation) long term evolution (LTE) service.

. . . .

For 2012, Pangilinan said PLDT likely achieved its profit guidance of P37 billion amid the tough and intense competition in the capital-intensive telecom industry.

. . . .”

2.	“PLDT borrows $300 million for refinancing” posted in the BusinessWorld Online on January 31, 2013. The article reported in part that:

“TELECOMMUNICATION giant Philippine Long Distance Telephone Co. (PLDT) has borrowed $300 million from foreign banks, a senior company official said late last Wednesday, confirming an earlier report citing anonymous sources that the loan deal was signed mid last month.

“We had $300-million loan from foreign banks,” PLDT Chief Financial Officer Anabelle L. Chua said in an interview on the sidelines of the Philippine Investment Summit 2013 in Makati Shangri-La hotel when asked on the report.

The funds, she said, will be used for “refinancing.” She declined to name the banks or disclose terms and other details of the loan.

Citing “sources,” Reuters publication Basis Point reported last Jan. 23 that PLDT on Jan. 16 had secured a $300-million five-year term loan from four banks, which the report identified as ANZ, Bank of Tokyo-Mitsubishi UFJ, Mizuho Corporate Bank and Sumitomo Mitsui Banking Corp. The same report said each bank provided $75 million.

. . . .”

We confirm the statement of our Chairman that the capex for 2013 will be lower than that for 2012 following the completion of our two-year network transformation program.  We anticipate that capex for 2012 will be within our capex guidance for the year of P38 billion; and expect to guide capex for 2013 at approximately P30 billion.

We confirm further that PLDT expects to achieve its core profit guidance of P37 billion.

Our full year audited results will be announced on 5 March 2012.

We confirm that PLDT recently signed a 5-year US$300M Club Loan with four banks: Australia and New Zealand Banking Group Limited, Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., and Sumitomo Mitsui Banking Corp. The proceeds from the facility will be used to  refinance PLDT’s existing debt and fund capex.  As of this date, no drawdowns have been made under the facility.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

February 1, 2013

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director – Corporation Finance Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of our letter dated February 1, 2013 to the Philippine Stock Exchange, Inc. in response to their letter dated February 1, 2013 requesting for clarification and/or confirmation of the following news articles entitled:

1.	“PLDT allots P30 B for capex this year” posted in the philSTAR.com on February 1, 2013.

2.	“PLDT borrows $300 million for refinancing” posted in the BusinessWorld Online on January 31, 2013.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,169 As of December 31, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. February 1, 2013

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

Attached hereto is a copy of our disclosure letter to the Philippine Stock Exchange, Inc. in response to their letter dated February 1, 2013 requesting for clarification and/or confirmation of the following news articles entitled:

1.	“PLDT allots P30 B for capex this year” posted in the philSTAR.com on February 1, 2013.

2.	“PLDT borrows $300 million for refinancing” posted in the BusinessWorld Online on January 31, 2013.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

February 1, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 1, 2013